No Act
PE 2/6/12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



12027022

March 27, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-27-12

Brandi Galvin Morandi
Equinix, Inc.
bgalvin@equinix.com

Re: Equinix, Inc.
Incoming letter dated February 6, 2012

Dear Ms. Morandi:

This is in response to your letter dated February 6, 2012 concerning the shareholder proposal submitted to Equinix by John Chevedden. We also have received a letter from the proponent dated February 28, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 27, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Equinix, Inc.
Incoming letter dated February 6, 2012

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to enable one or more holders of not less than one-tenth of the company's voting power (or the lowest percentage of outstanding common stock permitted by state law) to call a special meeting.

There appears to be some basis for your view that Equinix may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Equinix to amend Equinix's bylaws to permit holders who hold 25% of the voting power of the company's outstanding capital stock to call a special meeting of shareholders. You also represent that the proposal and the proposal sponsored by Equinix directly conflict. Accordingly, we will not recommend enforcement action to the Commission if Equinix omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 28, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Equinix, Inc. (EQIX)
Special Meeting
John Chevedden

Ladies and Gentlemen:

This responds to the February 6, 2012 company request to avoid this established rule 14a-8 proposal.

The company provided absolutely no evidence that it took any purported action. Thus the company has no evidence to support its no action request. Furthermore the company provided no precedents of no action requests without evidence.

This is to request that the Office of Chief Counsel allow this highly-supported resolution topic to be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc: Brandi Galvin Morandi <bgalvin@equinix.com>

[EQIX: Rule 14a-8 Proposal, December 18, 2011]

3* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to enable one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Adoption of this proposal can probably best be accomplished in a simple and straight-forward manner with clear and concise text of less than 100-words. This proposal topic won more than 60% support at CVS, Sprint and Safeway.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company "Moderate Concern" in Executive Pay with equity pay not entirely performance-based. CEO Stephen Smith was also potentially entitled to $11 million if there was a change in control.

The Corporate Library said annual incentive pay for senior executives was based on a single financial measure. A mix of performance metrics is more appropriate, not just to prevent executives from being tempted to game results, but to ensure that they do not take actions to achieve one end that might ultimately damage another.

Long-term incentive pay consisted of performance-based pay that was 50%-based on annual revenue and EBITDA, a measure used in the annual plan, and the remaining 50% was to simply vest equally over two years without additional performance-vesting conditions.

Equity pay should have performance-vesting conditions in order to assure full alignment with shareholder interests. Moreover, one-year performance periods are the antithesis of a so-called long-term incentive pay plan. This indicated a lack of incentive pay tied to our company's long-term success.

Christopher Paisley, who chaired our 3-person Audit Committee, was marked as a "Flagged (Problem) director" by The Corporate Library due to his responsibilities at the board of Brocade Communications Systems, which was delisted due to a violation of exchange regulations. Ironically a person with Mr. Paisley's experience is apparently in demand as he was on a total of 4 boards.

Our Chairman, Peter Van Camp, attracted our highest negative votes by a wide margin and received double-digits in negative votes.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and make our company more competitive:

Special Shareowner Meetings – Yes on 3.*

Worldwide Corporate Headquarters
One Lagoon Drive
4th Floor
Redwood City, CA 94065
www.equinix.com
+1 650 598 6000 MAIN
+1 650 598 6900 FAX



February 6, 2012

VIA-EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

**Re: Equinix, Inc.
Shareholder Proposal of Mr. John Chevedden
Securities Exchange Act of 1934 -- Rule 14a-8**

Dear Ladies and Gentlemen:

Equinix, Inc., a Delaware corporation, is filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "**Commission**") that Equinix intends to exclude from its proxy statement and form of proxy for its 2012 annual meeting of stockholders (collectively, the "**2012 Proxy Materials**") a shareholder proposal and supporting statement (together, the "**Proposal**") received from Mr. John Chevedden (the "**Proponent**") for the reasons described below. Equinix respectfully requests that the Staff of the Division of Corporation Finance (the "**Staff**") confirms that it will not recommend any enforcement action against Equinix if it omits the Proposal from the 2012 Proxy Materials.

Equinix is transmitting this letter by electronic mail to the Staff at shareholderproposals@sec.gov pursuant to Staff Legal Bulletin 14D (CF) (November 7, 2008). As notice of Equinix's intention to exclude the Proposal from the 2012 Proxy Materials, a copy of this letter and its attachments are also being sent to the Proponent at the email address provided by Mr. Chevedden. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than eighty (80) calendar days before Equinix intends to file its definitive 2012 Proxy Materials with the Commission.

THE PROPOSAL

The resolution contained in the Proposal states:

> RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to enable one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting.
>
> * Or the lowest percentage of our outstanding common stock permitted by state law.

A copy of the Proposal, as well as any related correspondence from the Proponent, is attached to this letter as Exhibit A.

GROUNDS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials in reliance on Rule 14a-8(i)(9) because it directly conflicts with a proposal to be submitted by Equinix to stockholders at the same meeting.

BACKGROUND

The Proposal seeks to allow shareholders holding 10% of the voting power of Equinix to call special shareholder meetings. Equinix's bylaws currently provide that special meetings of shareholders may only be called by Equinix's Board of Directors (the "**Board**") acting pursuant to a resolution adopted by a majority of the whole Board.

The Board has adopted resolutions to approve and recommend to stockholders, and to submit a proposal to the stockholders at the 2012 annual meeting of stockholders to amend Equinix's bylaws to permit shareholders holding 25% of the voting power of the outstanding capital stock of Equinix to call special stockholder meetings (the "**Equinix Proposal**").

ANALYSIS

Rule 14a-8(i)(9) provides that a shareholder proposal may be omitted from a company's proxy statement if the proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." In amending Rule 14a-8(i)(9), the Commission clarified that it did "not intend to imply that proposals must be identical in scope or focus for the exclusion to be available." Exchange Act Release No. 34-40018, n.27 (May 21, 1998).

The Staff has consistently granted no-action relief in reliance on Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), with respect to proposals in which votes on



both the shareholder proposal and the company's proposal could lead to an inconsistent, ambiguous or inconclusive result. Moreover, the Staff has recently permitted exclusion of shareholder proposals under circumstances almost identical to the instant case. *See, e.g., eBay Inc.* (avail. January 13, 2012) (concurring with the exclusion of a proposal that the holders of 10% of the company's stock be allowed to call a special meeting when a company proposal would allow holders of 25% of the company's stock to call such meetings); *Fluor Corporation* (avail. January 11, 2012) (same); *Praxair, Inc.* (avail. January 11, 2012) (same); *see also ITT Corp.* (avail. February 28, 2011) (concurring with the exclusion of a shareholder proposal requesting that the holders of 10% of the company's outstanding common stock be able to call a special meeting when a company proposal would allow the holders of 35% of the company's stock to call such meetings).

Here, the Proposal conflicts with the Equinix Proposal because it proposes a different threshold percentage of share ownership to call a special shareholder meeting. As a result, there is a likelihood of inconsistent, ambiguous, or inconclusive outcomes if Equinix's shareholders vote on both the Proposal and the Equinix Proposal. In the event of an affirmative vote on both the Proposal and the Equinix Proposal, Equinix would be unable to determine the threshold percentage of share ownership to call a special shareholder meeting that its shareholders intended to support. Therefore, because the Equinix Proposal directly conflicts with the Proposal, the Proposal is properly excludable under Rule 14a-8(i)(9).

CONCLUSION

Based on the foregoing, Equinix respectfully requests that the Staff concur that it will take no action if Equinix excludes the Proposal from its 2012 Proxy Materials.

Please direct any questions or comments regarding this request to the undersigned at Equinix, Inc., One Lagoon Drive, 4th Floor, Redwood City, California 94065 (telephone 650.513.7000; fax 650.513.7909).

Thank you for your consideration.

Very truly yours,



Brandi Galvin Morandi
General Counsel & Corporate Secretary

Attachments

(MP) 07716/001/PROXY2012/EQIX.no action letter.special meeting proposal.doc



cc: John Chevedden (via email, facsimile and Federal Express)
Alan Denenberg



Exhibit A

The Proposal



JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Peter F. Van Camp
Chairman of the Board
Equinix, Inc. (EQIX)
One Lagoon Drive, Fourth Floor
Redwood City, California 94065
Phone: 650 598-6000
FX: 650-598-6900

Dear Mr. Van Camp,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to **FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to **FISMA & OMB Memorandum M-07-16***

Sincerely,


John Chevedden


Date

cc: Brandi Galvin Morandi <bgalvin@equinix.com>
Corporate Secretary
Jason Starr <jstarr@equinix.com>
Investor Relations

[EQIX: Rule 14a-8 Proposal, December 18, 2011]

3* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to enable one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Adoption of this proposal can probably best be accomplished in a simple and straight-forward manner with clear and concise text of less than 100-words. This proposal topic won more than 60% support at CVS, Sprint and Safeway.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company "Moderate Concern" in Executive Pay with equity pay not entirely performance-based. CEO Stephen Smith was also potentially entitled to $11 million if there was a change in control.

The Corporate Library said annual incentive pay for senior executives was based on a single financial measure. A mix of performance metrics is more appropriate, not just to prevent executives from being tempted to game results, but to ensure that they do not take actions to achieve one end that might ultimately damage another.

Long-term incentive pay consisted of performance-based pay that was 50%-based on annual revenue and EBITDA, a measure used in the annual plan, and the remaining 50% was to simply vest equally over two years without additional performance-vesting conditions.

Equity pay should have performance-vesting conditions in order to assure full alignment with shareholder interests. Moreover, one-year performance periods are the antithesis of a so-called long-term incentive pay plan. This indicated a lack of incentive pay tied to our company's long-term success.

Christopher Paisley, who chaired our 3-person Audit Committee, was marked as a "Flagged (Problem) director" by The Corporate Library due to his responsibilities at the board of Brocade Communications Systems, which was delisted due to a violation of exchange regulations. Ironically a person with Mr. Paisley's experience is apparently in demand as he was on a total of 4 boards.

Our Chairman, Peter Van Camp, attracted our highest negative votes by a wide margin and received double-digits in negative votes.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and make our company more competitive:

Special Shareowner Meetings – Yes on 3.*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

RAM TRUST SERVICES

Post-it® Fax Note 7671	Date 12-21-11	# of pages ▶
To Brandi Galvin Morandi	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 650-598-6900	Fax #	

December 21, 2011

John Chevedden

FISMA & OMB Memorandum M-07-16

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 40 shares of Equinix, Inc. (EQIX common stock – CUSIP#29444U502) since at least November 1, 2010. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Cynthia O'Rourke
Sr. Portfolio Manager

45 Exchange Street Portland Maine 04101 Telephone 207 775 2354 Facsimile 207 775 4289



Northern Trust

Post-it® Fax Note 7671	Date 12-29-11	# of pages ▶
To Brandi Galvin Morandi	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 650-598-6900	Fax #	

December 28, 2011

John Chevedden

FISMA & OMB Memorandum M-07-16

RE: Equinix, Inc. (Shareholder Resolution) CUSIP # 29444U502
Account: ***FISMA & OMB Memorandum M-07-16*** **Ram Trust Services**

Dear Mr. Chevedden:

The Northern Trust Company is the custodian for Ram Trust Services. As of December 21, 2011, Ram Trust Services held 40 shares Equinix Inc., Company CUSIP #29444U502.

The above account has continuously held at least 40 shares of EQIX common stock since at least November 1, 2010.

Sincerely,

Staggs

Rhonda Epler-Staggs
Northern Trust company
Correspondent Trust Services
(312) 444-4114

CC: John P.M. Higgins, Ram Trust Services